

April 10, 2015

James M. Harrison
Chief Executive Officer
Party City Holdco Inc.
80 Grasslands Road
Elmsford, NY 10523

> **Re: Party City Holdco Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed April 10, 2015**
> **File No. 333-193466**

Dear Mr. Harrison:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 9, 2015 letter.

Capitalization, page 37

1. It appears from your response to comment 2 that the redemption of PIK toggle notes with borrowings under your revolving credit facility will be a separate transaction that occurs at a later date than the redemption of PIK toggle notes with proceeds from this offering. Please explain to us in more detail why you determined it was appropriate to include the changes in capitalization resulting from the redemption of PIK toggle notes with borrowings under your revolving credit facility in the "As Adjusted" column of this table. In doing so, please tell us in more detail the basis for your assertion that any remaining outstanding PIK toggle notes will be redeemed with borrowings under your revolving credit facility and that such redemption will occur shortly after the closing of this offering. Also tell us in more detail what is meant by "shortly after" the closing of this offering, as this wording could potentially encompass a large range of timeframes.

You may contact Lisa Sellars, Staff Accountant, at 202.551.3348 or Jennifer Thompson, Accounting Branch Chief, at 202.551.3737 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Jennifer Thompson for

Mara Ransom
Assistant Director

cc: Julie H. Jones